ProFunds
7501 Wisconsin Avenue, Suite 1000E
Bethesda, Maryland 20814
February 12, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
ProFunds (File Nos. 333-28339; 811-08239)
Ladies and Gentlemen:
Transmitted herewith for filing on behalf of ProFunds (the “Registrant”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 118 under the Securities Act and Amendment No. 120 under the 1940 Act (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The purpose of this filing is to reflect material changes to the principal investment strategy of the ProFund VP Consumer Services, ProFund VP Large-Cap Growth, ProFund VP Real Estate, and ProFund VP Utilities. The Amendment also adds risk disclosure that relates to the investment strategy change. Otherwise, the disclosures contained in the Amendment are in all material respects the same as those contained in Post-Effective Amendment Nos. 113 and 115 under the 1933 and 1940 Acts to the Registration Statement as filed on April 27, 2020. The Registrant therefore is requesting selective review of this Amendment in accordance with the guidance set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC-13768”). We note that another post-effective amendment to the Registrant’s Registration Statement will be filed, the effectiveness of which will coincide with the anticipated effectiveness of the Amendment, and in the subsequent post-effective amendment, the Registrant will update certain financial information and make other minor modifications that are typically made in an amendment filing done pursuant to Rule 485(b) under the 1933 Act..
Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6400.
Sincerely,
/s/Kristen Freeman
Kristen Freeman
Director, Counsel - ProFund Advisors LLC
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